Exhibit (a)(1)(N)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell ordinary shares, of Ä0.05 each (“Elan Shares”), of Elan Corporation, plc, a public limited company incorporated under the laws of Ireland (“Elan”), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is not being made, directly or indirectly, in or into or by the use of mails, or by any means or instrumentality (including, without limitation, facsimile transmission, telex and telephone) of interstate or foreign commerce, or of any facility of a national securities exchange, of any jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction and, subject to certain exceptions, the Offer cannot be accepted by any such use, means, instrumentality or facility or from within any jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction. Accordingly, copies of the Cash Offer, dated May 2, 2013 (the “Offer Document”) by Echo Pharma Acquisition Limited (“Royalty Pharma”), the Acceptance Documents and any other accompanying documents are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent, into or from any jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction and persons receiving the Offer Document, the Acceptance Documents and any other accompanying documents (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdictions, as doing so may invalidate any purported acceptance of the Offer. Any person (including, without limitation, any custodian, nominee or trustee) who intends to, or who may be under a contractual or legal obligation to, forward the Offer Document, the Acceptance Documents and/or any other related documentation to any jurisdiction outside Ireland, the United Kingdom and the United States should inform themselves of, and observe, any applicable legal or regulatory requirement of such jurisdictions. Further details in this regard are contained in the Offer Document.

Notice of Cash Offer

For All Ordinary Shares

(Including Ordinary Shares Represented by American Depositary Shares)

of

Elan Corporation, plc

by

Echo Pharma Acquisition Limited

Royalty Pharma is offering to purchase all of the Elan Shares, including those Elan Shares represented by American depositary shares (“Elan ADSs”), subject to the terms and conditions set forth in the Offer Document, the accompanying Form of Acceptance (in relation to Elan Shares) and ADS Letter of Transmittal (in relation to Elan ADSs), and the other relevant offer documents (the offer reflected by such terms and conditions, together with any amendments or supplements thereto, constitutes the “Offer”). The registered holders of Elan Shares and the holders of Elan ADSs are together referred to as “Elan Stockholders.” Certain terms used and not otherwise defined herein shall have the respective meanings assigned to them in the Offer Document.

THE OFFER AND RELATED WITHDRAWAL RIGHTS WILL EXPIRE AT 8:00 A.M. (NEW YORK CITY TIME) / 1:00 P.M. (IRISH TIME) ON MAY 31, 2013, UNLESS THE INITIAL OFFER PERIOD IS EXTENDED. ELAN ADSs TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION OF THE INITIAL OFFER PERIOD AS IT MAY BE EXTENDED. YOU MAY NOT WITHDRAW YOUR ELAN ADSs DURING THE SUBSEQUENT OFFER PERIOD, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE OFFER DOCUMENT.

The purpose of the Offer is for Royalty Pharma to acquire control of, and ultimately all of the issued and to be issued Elan Shares, including those represented by Elan ADSs. If the Offer becomes or is declared unconditional in all respects and Royalty Pharma acquires 90% or more of the Maximum Elan Shares Affected, including those represented by Elan ADSs, Royalty Pharma intends to apply the provisions of Regulation 23 of the European Communities (Takeover Bids (Directive 2004/25/EC)) Regulations 2006 of Ireland (“Regulation 23”) to acquire compulsorily any outstanding Elan Shares, including those represented by Elan ADSs, not acquired or agreed to be acquired through the Offer or otherwise. Pursuant to Regulation 23, Elan Stockholders who do not accept the Offer will receive the same consideration received by any accepting Elan Stockholder in the Offer. If Royalty Pharma does not achieve sufficient acceptances, the compulsory acquisition procedure will not be available.

Given the amount of cash on Elan’s balance sheet relative to the rest of Elan’s assets, as a condition to the payment of 100% of the consideration in cash, Royalty Pharma requires certainty as to the amount of Elan Net Cash. Therefore, Royalty Pharma is asking Elan to confirm the Elan Net Cash position through the Elan Balance Sheet Confirmation Requirement, which is described in detail in paragraph 5 (The Elan Balance Sheet Confirmation Requirement) of the letter from the Chairman of Royalty Pharma to Elan Stockholders contained in the Offer Document, as at a date (the Cash Testing Date) falling not earlier than May 31, 2013 and not later than June 17, 2013. There are three alternatives as to the offer price based on whether the Elan Balance Sheet Confirmation Requirement is satisfied and whether the Elan Net Cash exceeds the Elan Net Cash Threshold. The three alternatives are: (i) if Elan does not satisfy the Elan Balance Sheet Confirmation Requirement by 12:00 noon (New York City time) / 5:00 p.m. (Irish time) on June 17, 2013 (the Relevant Date), then (a) the cash component of the consideration will be $10.25 per Elan Share (including each Elan Share represented by an Elan ADS) and (b) Elan Stockholders who accept the Offer will also receive Net Cash Rights entitling them to receive a potential further payment of up to $1.00 per Elan Share (including each Elan Share represented by an Elan ADS) no later than 60 days following the Unconditional Date, dependent on the actual amount of Elan Net Cash; (ii) if Elan satisfies the Elan Balance Sheet Confirmation Requirement and announces or confirms that the Elan Net Cash equals or exceeds the Elan Net Cash Threshold, then the offer price will be $11.25 in cash for each Elan Share (including each Elan Share represented by an Elan ADS) and no Net Cash Rights will be issued as they are not required; or (iii) if Elan satisfies the Elan Balance Sheet Confirmation Requirement and announces or confirms that the Elan

Net Cash is less than the Elan Net Cash Threshold then, for each Elan Share (including each Elan Share represented by an Elan ADS), Elan Stockholders who accept the Offer will receive the offer price of $11.25, reduced by the Elan Balance Sheet Confirmation Adjustment, which adjustment is up to a maximum of $1.00 and which is described in detail in paragraph 5 (The Elan Balance Sheet Confirmation Requirement) of the letter from the Chairman of Royalty Pharma to Elan Stockholders contained in the Offer Document, in cash. Further details of the Net Cash Rights are set out in paragraph 6 (Net Cash Rights) of the letter from the Chairman of Royalty Pharma to Elan Stockholders contained in the Offer Document and in paragraph 8 of Appendix III of the Offer Document entitled “Net Cash Rights.” In the event that the Net Cash Rights are issued, each Net Cash Right will have a minimum value of $0.00 and a maximum value of $1.00, and Royalty Pharma can provide no assurance as to its actual value. Even if the Elan Net Cash exceeds the Elan Net Cash Threshold, the maximum value of each Net Cash Right will be $1.00. As a result, if Elan has not satisfied the Elan Balance Sheet Confirmation Requirement by the date an Elan Stockholder tenders its shares in acceptance of the Offer, such Elan Stockholder should not tender unless it is willing to accept an offer price of $10.25. Not later than 5:00 p.m. (New York City time) / 10:00 p.m. (Irish time) on June 17, 2013, Royalty Pharma will confirm the offer price and whether Net Cash Rights will be issued (based on whether the Elan Balance Sheet Confirmation Requirement is satisfied and the Elan Net Cash position) by issuing a press release and mailing such information to Elan Stockholders.

The Offer is conditional upon, among other things: (a) Royalty Pharma receiving valid acceptances of the Offer, that have not been validly withdrawn, in respect of not less than 90% (or such lower percentage as Royalty Pharma may decide) of the maximum number of Elan Shares (including Elan Shares represented by Elan ADSs) in issue (but excluding any such Elan Shares which are cancelled after the date of the Offer Document or which are held, or become held, in treasury) or which may be issued pursuant to the exercise of outstanding subscription, conversion or other rights, which carry, or if allotted and issued, or re-issued from treasury, would carry, not less than 90% (or such lower percentage as Royalty Pharma may decide) of the voting rights attaching to such shares; provided, that this condition will not be satisfied unless Royalty Pharma has acquired or agreed to acquire Elan Shares, including those represented by Elan ADSs, in issue or unconditionally allotted pursuant to the exercise of outstanding subscription, conversion or other rights, carrying in aggregate more than 50% of the voting rights then exercisable at a general meeting of Elan, subject to certain requirements of the Irish Takeover Rules and US tender offer rules (subject to certain exemptive relief which has been granted in respect of the Offer by the Securities and Exchange Commission); and (b) there having been received all applicable competition and antitrust approvals, including any such approvals required from the European Commission, and all applicable waiting periods under applicable competition or antitrust laws, including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or terminated prior to the latest time the Offer may become or be declared unconditional as to acceptances in accordance with the Irish Takeover Rules. Further detail with respect to the foregoing conditions and details of the other conditions to which the Offer is subject are described in the Offer Document under the heading “Appendix I—Conditions and further terms of the Offer.”

To the extent legally permitted, and subject in certain circumstances to the consent of the Irish Takeover Panel (the “Irish Takeover Panel”) established by the Irish Takeover Panel Act 1997 of Ireland, as amended, and applicable law and regulations (but without prejudice to its rights to otherwise extend or revise the Offer in any way, whether by revision of its terms and conditions, of the value or nature of the consideration offered or otherwise), Royalty Pharma has expressly reserved the right, at any time and from time to time, to (1) extend the Offer past May 31, 2013, (2) amend the Offer, if Royalty Pharma elects to implement the acquisition of Elan, with the agreement of Elan and the consent of the Irish Takeover Panel, by way of a court-approved “scheme of arrangement” in accordance with Section 201 of the Companies Act 1963 of Ireland, as amended, (3) waive, in whole or in part, any conditions to the Offer, or (4) reduce (subject to the consent of the Irish Takeover Panel, if required, and in accordance with US tender offer rules) the Offer consideration through an appropriate mechanism in the event that Elan declares any dividends or other distribution. Royalty Pharma will give notice of any such extension, amendment, waiver or reduction or any other revision of the Offer, including by making a public announcement thereof, in accordance with the requirements of the Irish Takeover Rules and US tender offer rules.

The Initial Offer Period will expire at 8:00 a.m. (New York City time) / 1:00 p.m. (Irish time) on May 31, 2013, unless Royalty Pharma extends the Initial Offer Period.

If the Offer becomes or is declared unconditional on or after July 1, 2013, the Initial Offer Period will have ended and the Subsequent Offer Period will begin. Royalty Pharma may extend the Subsequent Offer Period beyond 14 days until a further specified date or until further notice.

For the purposes of the Offer, Royalty Pharma will acquire Elan Shares, including those represented by Elan ADSs, in respect of which it has received valid acceptances which have not been validly withdrawn if and when the Offer becomes or is declared unconditional in all respects. Acceptance of the Offer will be made only after: (1) in the case of Elan Shares, receipt by the Irish Receiving Agent of (a) for certificated Elan Shares, the share certificate(s) for such Elan Shares and/or other documents of title and a signed form of acceptance, authority and election relating to the Offer to be distributed with the Offer Document (the “Form of Acceptance”) and (b) for uncertificated Elan Shares, a signed Form of Acceptance and evidence of the transfer through CREST to an escrow balance specifying the Irish Receiving Agent as the Escrow Agent of such uncertificated Elan Shares, in each case in accordance with the procedures set forth in the section of the Offer Document entitled “Procedure for acceptance of the Offer for holders of Elan Shares”; and (2) in the case of Elan ADSs, receipt by the ADS Tender Agent of (a) in the case of a book-entry holder, book-entry transfer of such Elan ADSs into the ADS Tender Agent’s account at the Book-Entry Transfer Facility and delivery of an Agent’s Message, or (b) in the case of Elan ADSs registered in the name of the tendering holders and not held through the Book-Entry Transfer Facility, a properly completed and duly executed letter of transmittal for use in connection with accepting the Offer in respect of such Elan ADSs (the “ADS Letter of Transmittal”), any Elan ADRs evidencing tendered Elan ADSs, and any other required documents are delivered to the ADS Tender Agent, in each case in accordance with the procedures set forth in the section of the Offer Document entitled

“Procedure for acceptance of the Offer for holders of Elan ADSs.” Settlement of the consideration to which accepting Elan Stockholders are intitled under the Offer will be consistent with United States practice and will be effected (a) in the case of acceptances of the Offer received, complete in all respects, by the Unconditional Date, within 14 calendar days of such date and (b) in the case of acceptances of the Offer received, complete in all respects, after the Unconditional Date, but while the Offer remains open for acceptances, within 14 calendar days of such receipt.

Acceptances of the Offer may be withdrawn at any time during the Initial Offer Period. Acceptances may not be withdrawn once the Offer has been declared unconditional (which begins the Subsequent Offer Period), except in certain limited circumstances described in the Offer Document. For a withdrawal to be effective, a written notice must be received on a timely basis by the Irish Receiving Agent or the ADS Tender Agent (as the case may be) and must specify the name of the person who has tendered Elan Shares and/or Elan ADSs, the number of Elan Shares and/or Elan ADSs to be withdrawn and the name of the registered holder of those Elan Shares and/or Elan ADSs, if different from the name of the person whose acceptance is to be withdrawn, and in the case of Elan ADSs registered in the names of tendering holders and not held through the Book-Entry Transfer Facility, by delivery of a signed notice of withdrawal to the ADS Tender Agent at the applicable address set forth in the ADS Letter of Transmittal. All questions as to the validity (including time of receipt) of any notice of withdrawal will be determined by Royalty Pharma, whose determination (except as required by the Irish Takeover Panel) will be final and binding.

The information required to be disclosed by Rule 14d-6(d)(1) under the US Exchange Act is contained in the Offer Document and is incorporated herein by reference.

The Offer Document and the related Form of Acceptance and ADS Letter of Transmittal contain important information. Elan Stockholders should carefully read these documents in their entirety before any decision is made with respect to the Offer.

The directors of Royalty Pharma, whose names are set out in the section of the Offer Document entitled “Appendix III—Directors and company information,” accept responsibility for the information contained in this notice. To the best of the knowledge and belief of the directors of Royalty Pharma (who have taken all reasonable care to ensure that such is the case), the information contained in this notice for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of that information. The managing member of RP Management, LLC (“RP Management”), whose name is set out in the section of the Offer Document entitled “Appendix III—Directors and company information,” accepts responsibility for the information contained in this notice. To the best of the knowledge and belief of the managing member of RP Management (who has taken all reasonable care to ensure that such is the case), the information contained in this notice for which he accepts responsibility is in accordance with the facts and does not omit anything likely to affect the import of that information.

All questions and requests for assistance regarding the Offer should be directed to MacKenzie Partners, Inc., the information agent for the Offer (the “US Information Agent”), at the address or telephone numbers listed below. Additional copies of the Offer Document, the ADS Letter of Transmittal and all other relevant offer documents may be obtained from the US Information Agent and will be furnished promptly at Royalty Pharma’s expense. You may also contact your broker, investment dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The receipt by an Elan Stockholder of cash for Elan Shares pursuant to the Offer will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Generally, for US federal income tax purposes, a US Shareholder who elects, pursuant to the Offer, to dispose of some portion or all of its Elan Shares, will generally recognize gain or loss in an amount equal to the difference, if any, between the amount realized from the disposition of such Elan Shares and such US Shareholder’s adjusted tax basis (for US tax purposes) in such Elan Shares. Subject to the discussion set forth in paragraph 7(b) of Appendix III of the Offer Document entitled “US taxation,” such gain or loss generally will be capital gain or loss. Capital gains of certain non-corporate US Shareholders derived with respect to Elan Shares held for more than one year at the time of the disposition generally will be subject to reduced rates of US federal income taxation. The deductibility of capital losses may be subject to certain limitations. For a more detailed description of certain United States federal income tax consequences of the Offer, see paragraph 7(b) of Appendix III of the Offer Document entitled “US taxation.” Each Elan Stockholder should consult its own tax advisor with respect to the particular tax consequences of the Offer to them, including the application and effect of the alternative minimum tax and state, local and non-US tax laws.

J.P. Morgan, together with its affiliate J.P. Morgan Cazenove (which is authorised and regulated by the Financial Conduct Authority in the United Kingdom), is acting exclusively for Royalty Pharma and RP Management and for no one else in connection with the Offer and is not, and will not be, responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to clients of J.P. Morgan or its affiliates, or for providing advice in relation to the Offer or any other matters referred to in the Offer Document.

Merrill Lynch, Pierce, Fenner & Smith Incorporated (in its capacity as financial advisor), together with its affiliate, Merrill Lynch International (which is authorised and regulated by the Financial Conduct Authority in the United Kingdom) (together, “BofA Merrill Lynch”), both subsidiaries of Bank of America Corporation, are acting exclusively for Royalty Pharma and RP Management in connection with the Offer and for no one else, and are not, and will not be, responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to clients of BofA Merrill Lynch or its affiliates or for providing advice in relation to the Offer.

Groton Partners is acting exclusively for Royalty Pharma and RP Management in connection with the Offer and for no one else and will not be responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to its clients or for providing advice in relation to the Offer or any other matters referred to in the Offer Document.

Echo Pharma Acquisition Limited is a private limited company incorporated under the laws of Ireland with registration number 525315, having its registered office at 70 Sir John Rogerson’s Quay, Dublin 2, Ireland. Its

directors are Pablo Legorreta, Susannah Gray and George Lloyd.

The US Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885
Email: tenderoffer@mackenziepartners.com

May 2, 2013